RECEIVED

2007 DEC 27 A 7:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

07028759

Vernier, 21 December 2007
RG/rmj7319
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

SUPPL

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses its holding in own shares	20 December 2007	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

PROCESSED
DEC 31 2007
THOMSON FINANCIAL

P. de Rougemont R. Garavagno

Enclosure mentioned

Givaudan SA Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

Givaudan SA - Holding(s) in Company

382 words
17:34, 20/12/2007
Regulatory News Service
English

RNS Number:4316K Givaudan SA 20 December 2007

GIVAUDAN SA

Shareholding disclosure

Following the entry in force on 1 December 2007 of the Swiss revised rules on shareholding disclosure, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that it held on 17 December 2007 171'831 own registered shares (carrying potentially 2.38% of voting rights), 163'799 long calls on own stock (carrying potentially 2.26% of voting rights), 15'000 short puts on own stock (carrying potentially 0.21% of voting rights), and 357'179 short calls on own stock (carrying potentially 4.94% of voting rights).

The detail of these participations is as follows:

1. Givaudan SA shares Voting rights ISIN

171'831 2.38% GIVN CH0010645932

2. Long calls Voting rights Characteristics (issuer; underlying; ratio; strike; maturity; type)

2'544	0.04%	UBS: GIVN; 1:1; 509.7; 20.03.2008; European
8'330	0.12%	UBS: GIVN; 1:1; 656.4; 18.03.2009; European
34'905	0.48%	UBS: GIVN; 1:1; 805; 22.03.2010; European
55'150	0.76%	UBS: GIVN; 1:1; 1050; 07.03.2011; European
62'870	0.87%	UBS: GIVN; 1:1; 1250; 05.03.2012; European
Total		
163'799	2.26%	
3. Short puts		
15'000	0.21%	Bank am Bellevue: GIVN; 1:1; 1100; 21.12.07; European
TOTAL 2 + 3		
178'799	2.47%	
TOTAL 1 + 2 + 3		
350'630	4.85%	
4. Short calls		
7'799	0.11%	UBS; GIVN; 1:1; 509.7; 20.03.2008: European
18'080	0.25%	UBS; GIVN; 1:1; 656.4; 18.03.2009; European
106'480	1.47%	UBS; GIVN; 1:1; 805; 22.03.2010; European
103'100	1.43%	UBS; GIVN; 1:1; 1050; 07.03.2011; European
121'720	1.68%	UBS; GIVN; 1:1; 1250; 05,03,2012; European
Total		
357'179	4.94%	

Further information please contact: Roberto Garavagno, Deputy Group Counsel, Givaudan SA, 5, ch. de la Parfumerie, 1214 Vernier Suisse. Tel: +41 22 780 9646 Fax : +41 22 780 91 96. E-mail: roberto.garavagno@givaudan.com

Vernier 20 December 2007

END

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